UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 6, 2026, Maris-Tech Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering, to the Purchaser (the “Offering”): (i) 882,825 ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), at an offering price of $1.24 per share; and (ii) pre-funded warrants to purchase up to 722,311 Ordinary Shares (the “Pre-Funded Warrants”) at an offering price of $1.2399 per Pre-Funded Warrant.

The Pre-Funded Warrants will be sold to the Purchaser, as the purchase of additional Ordinary Shares in the Offering would otherwise have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants will be exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The closing of the Offering is expected to occur on or about March 9, 2026, subject to the satisfaction or waiver of customary closing conditions. The gross proceeds from the Offering are expected to be approximately $2.0 million before deducting offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The Ordinary Shares and Pre-Funded Warrants were offered, and will be issued, by the Company pursuant to a shelf registration statement on Form F-3 (File No. 333-270330) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 16, 2023 and the base prospectus filed as part of the Registration Statement. A prospectus supplement relating to the Offering will also be filed with the Commission.

The foregoing summaries of the Purchase Agreement and the Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, the forms of such documents filed as Exhibits 10.1 and 4.1, respectively, hereto and incorporated by reference herein. A copy of the press release related to the Offering titled “Maris-Tech Announces Pricing of $2.0 Million Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the opinions of Sullivan & Worcester Tel Aviv (Har-Even & Co.) and Sullivan & Worcester LLP relating to the legality of the issuance and sale of the Ordinary Shares and the Pre-Funded Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This Report is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses the expected closing of the Offering and the expected use of proceeds from the Offering. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit No.
4.1	Form of Pre-Funded Warrant.
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
5.2	Opinion of Sullivan & Worcester LLP
10.1	Form of Securities Purchase Agreement, dated as of March 6, 2026, by and between Maris-Tech Ltd. and the investor party thereto.
23.1	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1).
23.2	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2).
99.1	Press Release issued by Maris-Tech Ltd., dated March 6, 2026, titled “Maris-Tech Announces Pricing of $2.0 Million Registered Direct Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: March 6, 2026	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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